SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 -K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Of the Securities Exchange Act of 1934

For the month of October 2005

Commission File Number 1-03006

Philippine Long Distance Telephone Company

(Exact Name of Registrant as specified in its Charter)

Ramon Cojuangco Building

Makati Avenue

Makati City

Philippines

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F: y	Form 40-F: o

(Indicate by check mark whether by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act 1934.)

Yes: o	No: y

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____)

Enclosure:

A copy of the disclosure letter we sent today to the Philippine Stock Exchange and the Securities and Exchange Commission regarding the press release issued by Fitch Ratings (Fitch). The press release covers Fitch’s ratings of PLDT’s long-term foreign and local currencies, global bonds, senior notes and convertible preferred stock.

October 11, 2005

The Philippine Stock Exchange

Disclosure Department

4th Floor PSE Centre

Exchange Road, Ortigas Center

Pasig City

Attention: Ms. Jurisita M. Quintos

Senior Vice President

Ladies and Gentlemen:

In compliance with Section 17.1(b) and Section 17.3 of the Securities Regulation Code, we submit herewith a copy of SEC Form 17-C with a press release issued by Fitch Ratings (Fitch) attached thereto. The press release covers Fitch’s rating of PLDT’s long-term foreign and local currencies, global bonds, senior notes and convertible preferred stock.

This shall also serve as the disclosure letter for the purpose of complying with PSE Corporate Disclosure Requirements.

Respectfully yours,

FLORENTINO D. MABASA, JR.

Assistant Corporate Secretary

:amq

Encs.

October 11, 2005

SECURITIES & EXCHANGE COMMISSION

Money Market Operations Department

SEC Building, EDSA

Mandaluyong City

Attention : Director Justina F. Callangan

Corporations Finance Department

Gentlemen:

Re : Philippine Long Distance Telephone Company

SEC Registration No. PW-55

In accordance with Section 17.1 (b) of the Securities Regulation Code, we submit herewith five (5) copies of a Current Report with a press release issued by Fitch Ratings (Fitch) attached thereto. The press release covers Fitch’s ratings of PLDT’s long-term foreign and local currencies, global bonds, senior notes and convertible preferred stock.

Very truly yours,

FLORENTINO D. MABASA, JR.

Assistant Corporate Secretary

:amq

Encs.

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.                  October 11, 2005

(Date of earliest event reported)

2.                  SEC Identification Number PW-55

3.                  BIR Tax Identification No. 000-488-793

4.                  PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of registrant as specified in its charter

5. PHILIPPINES 6. _____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. 10th Floor PLDT Tower I, Ayala Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 814-3664

Registrant's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class Number of Shares of Common Stock

Licensed and Amount of Debt Outstanding

Attached hereto is a press release issued by Fitch Ratings (Fitch). The press release covers Fitch’s ratings of PLDT’s long-term foreign and local currencies, global bonds, senior notes and convertible preferred stock.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY FLORENTINO D. MABASA, JR. Assistant Corporate Secretary

Date: October 11, 2005

Distribution Copies: 5 copies – Securities & Exchange Commission

1 copy - Philippine Stock Exchange

1 copy - Company Secretary

FITCH AFFIRMS PLDT'S RATINGS ON NEWS IT WILL RAISE DIVIDENDS

Fitch Ratings-Hong Kong/Singapore-10 October 2005: Fitch Ratings has today affirmed Philippine Long Distance Telephone Company's ("PLDT") ratings as stated below following the company's decision to raise its dividend payout ratios over the next three years.

-Long-term foreign currency rating at 'BB'; Outlook Negative
-Long-term local currency rating at 'BB+'; Outlook Stable
-Global bonds at 'BB'
-Senior notes at 'BB'
-Convertible preferred stock at 'B+'

"While higher dividend payments will reduce PLDT's ability to further de-leverage in future, Fitch notes that PLDT generates solid free cash flow and will still maintain a good amount of debt reduction through to the end of 2006. In this regard, Fitch takes comfort in the fact that PLDT remains committed to further de-leveraging and to it targeting a leverage ratio of below 1.5x by 2006 year-end," said Jonathan Cornish, Fitch's head of TMT in Asia-Pacific.

PLDT has approached bondholders of its 11.375% notes due 2012 and 10.625% notes due 2007 to seek their consent to alter certain covenants under those securities so that the company can increase its ability to make dividend payments. Apart from some financial compensation for consent to alter the covenants, PLDT will tighten its maximum leverage (total debt to EBITDA) covenant to 3.5x from 4.5x.

Fitch notes PLDT reported sound results in 1H05 and remains on track to achieve its stated debt reduction target this year of USD600 million. PLDT is the incumbent and leading fully diversified and integrated telecom operator in the Philippines.

The Outlook on the Long-term foreign currency rating reflects the Outlook of the Republic of the Philippines' 'BB' Long-term foreign currency rating.

CONTACT: Jonathan Cornish, Hong Kong, Tel: +852 2263 9901; Priya Gupta, Singapore, Tel: +65 6884 5085.

Media Relations: Ching-Yuen Lock, Singapore, Tel: +65 6238 7301.

Fitch's rating definitions and the terms of use of such ratings are available on the agency's public site, www.fitchratings.com. Published ratings, criteria and methodologies are available from this site, at all times. Fitch's code of conduct, confidentiality, conflicts of interest, affiliate firewall, compliance and other relevant policies and procedures are also available from the 'Code of Conduct' section of this site.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

By :

Name : Ma. Lourdes C. Rausa-Chan

Title : Corporate Secretary

Date: October 11, 2005